Exhibit 99.1

NexGen Energy Appoints Sybil Veenman and Karri Howlett to Board of Directors

VANCOUVER, Aug. 27, 2018 /CNW/ - NexGen Energy Ltd. ("NexGen" or the "Company") (TSX:NXE, NYSE MKT:NXE) is pleased to announce the appointment of Ms Sybil Veenman and Ms Karri Howlett to the Company's Board of Directors.

Leigh Curyer, Chief Executive Officer, commented: "On behalf of the Executive and Board of NexGen we are very pleased to welcome Ms Veenman and Ms Howlett.  Both bring outstanding attributes and successful Board level experience in multi-billion dollar corporations in the mining and energy sectors across the disciplines of legal, transactional and occupational health and safety. We look forward to their contributions in the exciting development of NexGen as the Company continues to deliver a truly unique economic, environmental and socially responsible opportunity to fruition."

Sybil Veenman

Ms Veenman brings over 20 years of mining industry experience both as a public company director and as a senior executive. She currently serves as a Director at Nasdaq-listed Royal Gold Inc., NYSE-listed IAMGOLD Corporation and TSXV-listed Noront Resources Ltd. She is also on the Board of Directors of the Boost Child & Youth Advocacy Centre in Toronto, a non-profit organization dedicated to providing child and youth services and support. Previously, she was Senior Vice-President and General Counsel and a member of the executive leadership team at Barrick Gold Corporation. In that capacity, she was responsible for overall management of legal affairs, extensively engaged in that company's significant M&A and financing transactions and involved in a wide range of operational, regulatory, political and social aspects of the mining business.

She holds a Law degree from of the University of Toronto and has completed the Institute of Corporate Directors, Directors Education Program and obtained the ICD.D designation from the Institute.

Karri Howlett, CFA, C.Dir.

Ms Howlett has 20 years of experience in corporate strategy, mergers and acquisitions, financial due diligence, and risk analysis. She currently sits on the Boards of SaskPower (as Chair of the Safety, Environment and Social Responsibility Committee), Saskatchewan Trade Export Partnership (as Chair of the Audit Committee), RESPEC Consulting Inc., and RSI Consulting Inc.

She has conducted financial due diligence and risk analysis for several business endeavors, including business advisement and financial modelling for several mining and energy projects, as well as mergers of financial institutions.

She is currently President and a member of the Board of Directors of RESPEC Consulting Inc. (formerly North Rim Exploration Ltd.)., which is a geosciences and engineering consulting company based in Saskatoon, Saskatchewan.

She holds a bachelor of commerce (with honors) in finance from the University of Saskatchewan and has earned the Chartered Financial Analyst (CFA) designation and the Chartered Director designation. An active community member, she has previously served on the boards of the Varsity View Community Association, Skate Saskatoon, and CFA Society of Saskatchewan. In addition, she has been involved with the University of Saskatchewan's Edwards School of Business as a lecturer in the Department of Finance, a participant in the Leadership Development Program, and a protege in the Betty Ann Heggie Womentorship Program.

With this appointment, the NexGen Board comprises eight members, of which six are independent.

About NexGen

NexGen is a British Columbia corporation with a focus on the acquisition, exploration and development of Canadian uranium projects. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production.

NexGen owns a portfolio of prospective uranium exploration assets in the Athabasca Basin, Saskatchewan, Canada, including a 100% interest in Rook I, location of the Arrow Deposit in February 2014, the Bow discovery in March 2015, the Harpoon discovery in August 2016 and the Arrow South discovery in July 2017. The Arrow deposit's updated mineral resource estimate with an effective date of December 20, 2016 was released in March 2017, and comprised 179.5 M lbs U3O8 contained in 1.18 M tonnes grading 6.88% U3O8 in the Indicated Mineral Resource category and an additional 122.1 M lbs U3O8 contained in 4.25 M tonnes grading 1.30% U3O8 in the Inferred Mineral Resource category.

Forward-Looking Information

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. "Forward-looking information" includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen's business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the proposed transaction will be completed, the results of planned exploration activities are as anticipated, the price of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen's planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, negative operating cash flow and dependence on third party financing, uncertainty of the availability of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, imprecision of mineral resource estimates, the appeal of alternate sources of energy and sustained low uranium prices, aboriginal title and consultation issues, exploration risks, reliance upon key management and other personnel, deficiencies in the Company's title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licenses, changes in laws, regulations and policy, competition for resources and financing, and other factors discussed or referred to in the Company's Annual Information Form dated March 31, 2017 under "Risk Factors".

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.

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SOURCE NexGen Energy Ltd.

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For further information: Leigh Curyer: Chief Executive Officer, NexGen Energy Ltd., +1 604 428 4112, lcuryer@nexgenenergy.ca, www.nexgenenergy.ca; Travis McPherson, Vice President Corporate Development, NexGen Energy Ltd., +1 604 428 4112, tmcpherson@nexgenenergy.ca, http://www.nexgenenergy.ca; For Media Inquiries: Jonathan Goldberg, KCSA Strategic Communications, +1 212 896 1282, jgoldberg@kcsa.com

CO: NexGen Energy Ltd.

CNW 06:30e 27-AUG-18